UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of SEPTEMBER, 2007.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:  September 25, 2007                  /s/ Marc Cernovitch
      -----------------------------        -------------------------------------
                                           Marc Cernovitch
                                           Chairman


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                               HALO RESOURCES LTD.
                             #2900A - 25 KING STREET
                                YORK, ON M9N 1K8
                     TEL: (416) 368-7045 FAX: (416) 368-9805
                      TSXV SYMBOL: HLO OTCBB SYMBOL: HLOSF
                             FRANKFURT EXCHANGE: HRL
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              HALO DRILLING COLD LAKE DEPOSIT, SHERRIDON, MANITOBA

TORONTO, ONTARIO, SEPTEMBER 25, 2007 - LYNDA BLOOM, PRESIDENT AND CEO OF HALO RESOURCES LTD. (TSX:HLO; OTC.BB:HLOSF; FSE:HRL) is pleased to announce that Halo Resources Ltd. has commenced drilling at the Cold Lake copper-zinc deposit on its 200 square km Sherridon VMS Property in the Sherridon - Flin Flon area of Manitoba. Drilling of the known deposits and mineral occurrences on the Sherridon VMS Property is part of the planned 30,000 metre drill program designed to confirm results identified by earlier work and to explore for extensions to the known deposits. The preliminary program on the Cold Lake copper-zinc deposit will consist of 2,500 metres of drilling in 15 holes.

"The Cold Lake deposit is the fourth known deposit that we will have drilled on the Sherridon VMS Property. All of these deposits lie within a few kilometers of each other and very close to the past producing Sherritt-Gordon mine at Sherridon. The close proximity of these deposits further improves the economics of a potential mining scenario at Sherridon", said Lynda Bloom, President & CEO. Discovered in 1928 by Cold Lake Mines Limited, the Cold Lake deposit is now fully owned by Halo Resources.

Based on limited drilling in the 1960s, the Cold Lake copper-zinc deposit has been described as a massive sulphide lens consisting of pyrrhotite and pyrite and lesser amounts of sphalerite and chalcopyrite. It has a known northwest strike length of 180 metres and a true width of 3 metres. The Cold Lake deposit is hosted by similar rocks to that of the past- producing Sherrit-Gordon copper-zinc mine located only 1.5 kilometres to the south.

The objectives of this drill program are to confirm historical grades such as 1.1% copper and 4.5% zinc over 4 m at shallow depths and test potential at depth and along strike. Geophysical targets generated from the 2006 airborne survey 500 m south of the known mineralization will be drilled as part of the Cold Lake Extension drill program.



ON BEHALF OF THE BOARD
/s/ Lynda Bloom,
----------------------
President and CEO

For further information, please contact:
Lynda Bloom, President & CEO or Marc Cernovitch, Chairman
Halo Resources Ltd.
Tel: 416-368-7045 Fax: 416-368-9805
Toll Free: 1-866-841-0068 lbloom@halores.com


ABOUT THE SHERRIDON VMS PROPERTY
The Sherridon VMS Property covers an area of over 20,876 hectares and hosts the past-producing Sherridon Mine that was operated by Sherritt Gordon Mines from 1933 to 1950 and produced 7.7 million tonnes of ore grading 2.46%copper and 0.8%


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                                      -2-


zinc and six other known deposits and zones of mineralization. Results from an airborne geophysical survey completed in the summer of 2006 identified an additional 122 targets. The property is located only 70 km northeast of the mining and metallurgical complex in Flin Flon operated by HudBay Minerals Inc. Future development of the property is facilitated by the presence of an all-weather road and railroad access as well as a power line and communications tower.

ABOUT HALO RESOURCES LTD.
Halo is a Canadian-based resource company focused on the acquisition of near production base and precious base metal deposits. Currently the Company owns or has an interest in 3 projects: Duport, which is an advanced stage gold project; West Red Lake, which is a gold exploration project, and the Sherridon VMS project that is a combination of mature and grassroots volcanogenic massive sulphide (VMS) copper, zinc and gold exploration opportunities. The Company is operated by an experienced management team and backed by a strong network of mining financiers. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release. Except for historical statements contained herein, this news release presents "forward looking information" within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes, but is not limited to, information with respect to future exploration activities. Forward-looking information can frequently be identified by words such as "plans", "expects", "estimates", "forecasts", "intends", "anticipates", or "believes", or the negative thereof, or other similar words and phrases or state that certain actions, events or results "may", "could" or "might" occur or be achieved. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Halo to be materially different from those expressed or implied by such forward-looking information, including but not limited to: risks related to joint venture operations; changes in project parameters; fluctuating metal prices; possible variations in ore reserves, grade or recovery rates; the possibility of project cost overruns or unanticipated costs and expenses; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry, and delays in obtaining governmental approvals or financing. Although Halo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Halo does not undertake to update any forward-looking information, except in accordance with applicable securities laws.


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